

April 29, 2022

WeiQun Chen
Chairman, Chief Executive Officer, and Director
Novagant Corp.
Flat D, 32/F, The Masterpiece, 18 Hanoi Road, Kowloon, Tsim
Sha Tsui, Hong Kong 19801

> **Re: Novagant Corp.**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed April 4, 2022**
> **File No. 000-26675**

Dear Mr. Chen:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10-12G

Explanatory Note, page i

1.　　We note your response to prior comment 6. Please describe in your Explanatory Note any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors, and describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. We note your related disclosure on page 22 regarding PRC regulations of loans and direct investments in PRC entities by offshore companies, and your statement that it is unclear if a Hong Kong subsidiary will be deemed a PRC subsidiary.

2.　　We note your response to prior comment 4, including your disclosure on pages 4 and 25 that your auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. However, we also note that the firm Zhen Hui Certified Public Accountants is included on the Hong Kong Determinations list in Appendix B of the

PCAOB determinations. Please revise to address this discrepancy, and revise your disclosure in your Explanatory Note and in your Risk Factors section to clarify whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company, and the related risks.

Management's Discussion and Analysis and Results of Operations, page 29

3. We note that for reference in discussing revenues for the year ended March 31, 2021, compared to the year ended March 31, 2020, you provide a table that disaggregates revenue between Air Freight and Ocean Freight services. Please provide a table with similar details of revenues for the nine months ended December 31, 2021, compared to the nine months ended December 31, 2020, for reference in discussing your results of operations for the interim period. This comment also applies to the corresponding disclosures in the Form 10-Q that you filed on February 15, 2022.

Security Ownership of Certain Beneficial Owners and Management, page 34

4. In the table on page 34, ensure that the voting rights of each class of outstanding preferred stock, as applicable, is accurately described, and ensure that you have disclosed beneficial ownership of the common stock as set forth in Exchange Act Rule 13d-3(d), as applicable, with respect to conversion rights.

Consolidated Statements of Changes in Shareholders' Equity, page F-3

5. We note that you have changed the basis of presenting the Novagant Corp. interim financial statements to depict Ever Full Logistics Ltd. as the accounting acquirer in a reverse merger recapitalization, as indicated in the last paragraph on page F-5 and the second paragraph on page F-6. We also see that total equity reported as of April 1, 2020 on page F-3 is in agreement with total equity reported as of the same date on page F-22, and thereby appears consistent with this basis of presentation.

   However, you have retained various amounts of the pre-merger Novagant Corp. accounts in the presentation on page F-3, and the corresponding section of the balance sheet on page F-1, including the numbers of preferred and common shares, the amounts ascribed to such shares, and additional paid-in capital. As such, further revisions will be necessary to conform to the guidance in FASB ASC 805-40-45-2(d). Based on the details provided on page F-3 we understand that just prior to completing the merger there were 700,000 shares of preferred stock and 49,989,704 shares of common stock of Novagant Corp. outstanding, if the cancellations you report occurred prior to the merger date. We also understand that Ever Full Logistics Ltd. had a single share outstanding for all periods prior to the merger and that you issued 300 million common shares in exchange for that share. Given the foregoing, please address the following points relative to the presentation on page F-3.

- The number of outstanding common shares reported as of April 1, 2020, December 31, 2020, and April 1, 2021, should correspond to the 300 million common shares that were issued to complete the reverse merger, i.e. excluding the preferred and common shares of Novagant Corp. that were outstanding prior to completing the merger.

- The amounts assigned to the 300 million common shares should correspond to their par value, which you indicate is $0.001 per share, while the amounts reported for common shares, additional paid-in capital, and accumulated deficit collectively should equate to the historic total equity balances of Ever Full Logistics Ltd., as of each date reported that precedes the merger.

- If the cancellations occurred prior to the merger, remove this line; however, if any of the cancellations occurred subsequently, you will need to retain a line to report such cancellations and provide a corresponding explanation of the circumstances, rationale and dates of cancellations in the notes to the financial statements.

- The lines identified as "Shares issued for acquisition of legal acquirer" and "Effect of reverse merger" should be replaced with a single line to depict your accounting for the reverse merger recapitalization from the standpoint of Ever Full Logistics Ltd.

- The line to depict your accounting for the reverse merger recapitalization should reflect the number of preferred and common shares of Novagant Corp. that were outstanding just prior to completing the merger. The amounts ascribed to such shares should correspond to their par values, while the total equity adjustment should correspond to the residual amount after recognizing the assets and liabilities of Novagant Corp. at the merger date.

- Provide separate columns for the numbers and amounts of the Series A and the Series B preferred shares on page F-3 (and separate lines on page F-1), having amounts corresponding to the par values of $0.001 for the Series A and $0.0001 for the Series B consistent with Exhibits 3.4(a) and (b).

Please revise the Statements of Changes in Shareholders' Equity on page F-3 and the corresponding section of the Balance Sheet on page F-1 as necessary. This comment also applies to the corresponding presentations on pages 3 and 5 of the Form 10-Q that you filed on February 15, 2022, and to the financial statements for the fiscal years ended March 31, 2022 and March 31, 2021, when filing your upcoming Form 10-K. In other words, you will need to recast the equity statements and balance sheets in a similar fashion, from the earliest date that is covered by your annual report, which we expect will be March 31, 2020.

Note 7 - Stockholders' equity, page F-16

6.   We note that in response to prior comment 14 you have expanded your disclosure under Item 11 on pages 36 and 37, although you have not provided incremental disclosure in the notes to your financial statements as required by FASB ASC 505-10-50-3. Please also revise your filing to address the following points.

- Please disclose the rights and privileges of the Series A and Series B preferred stock and common stock in the notes to your financial statements.

- Your new disclosure in the fourth paragraph on page 37 indicates there are no voting rights associated with the Series A preferred stock, which is not consistent with the rights described in Exhibit 3.4(a) or information about the voting rights shown in the table on page 34 or the second-to-last paragraph on page 36, where you indicate that each share of Series A Preferred Stock has 1,000 votes.

- Your disclosure in the fourth paragraph on page 37, stating that the Series B Convertible preferred stock represents "eight percent (99%) of all votes" should be revised or clarified to resolve the apparent inconsistency.

- Your disclosure on page 5 states that the Series B preferred shares are "Non-convertible," which is not consistent with the rights described in Exhibit 3.4(b).

Given that the Certificates of Designation for both the Series A and Series B Preferred Stock that you have filed as Exhibits 3.4(a) and (b) indicate there are voting rights associated with each class of preferred shares, and conversion rights associated with the Series B shares, we expect that your disclosures will need to conform. However, if you have subsequently modified those rights, provide clarifying disclosure and revise inconsistent disclosures as necessary to accurately report the rights of the Series A and Series B preferred stock.

Novagant Corp. Financial Statements as of and for the Nine Months Ended December 31, 2021 and 2020
Note 8 - Acquisition of a Subsidiary, page F-17

7.   Given your representation in the last paragraph on page F-5 and the second paragraph on page F-6, indicating that you are presenting a reverse merger recapitalization, it appears that you should revise the disclosures under this heading to clarify whether the information provided corresponds to Novagant Corp. on September 21, 2021, which you have identified as the merger date.

If this is not the case, please revise to provide details of the accounts of Novagant Corp. that were recognized by EFLL as the accounting acquirer on this date and in either case, reconcile the net of the identified assets and liabilities to the corresponding equity adjustment that is required on page F-3, which is also to be associated with the 200,000

Series A preferred shares, 500,000 Series B preferred shares, and 49,989,704 common shares recognized from the standpoint of EFLL on that date.

Annual Financial Statements of Ever Full Logistics Limited
Independent Auditor's Report, page F-18

8. We note that in response to prior comment 17, in which we asked that you refer to Rule 2-01(b) and Rule 2-01(c)(4)(i) of Regulation S-X, and to describe for us the particular non-audit services that have been provided by your auditor in addressing the concerns raised in our comments and historically, during the periods covered by the financial statements of Ever Full Logistics Limited, you have stated only that "We have received the most updated financial statements from our auditor."

We also note that in response to prior comment 18, in which we asked about disclosures in your financial statements pertaining to your revenue recognition accounting policy and reportable operating segments, you have stated that "The auditor has revised it accordingly."

Please provide us with a comprehensive and detailed description of all services provided by Zhen Hui Certified Public Accountants that were incremental to the audit covering the fiscal years ended March 31, 2020 and March 31, 2021, including all non-audit services provided during those fiscal years up to the date of issuing the audit opinion on November 19, 2021, and during the subsequent period up to the date of your response. For example, please describe the extent to which Zhen Hui Certified Public Accountants has maintained, revised or updated your financial statements historically and during the course of our review.

Please also tell us whether you have engaged this firm to audit your financial statements for the year ended March 31, 2022.

General

9. Please update your disclosures throughout to reflect updates regarding the Measures for Cybersecurity Review. We note your related disclosure on page 25 regarding the draft for comments.

You may contact Jenifer Gallagher, Staff Accountant at 202-551-3706 or Karl Hiller, Accounting Branch Chief at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney at 202-551-8749 or Laura Nicholson, Special Counsel at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation